UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2004 AND 2003

Resource Bank Stock and 401(k)
Savings Plan

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4 - 7

Supplemental Schedules

Schedule of Assets (Held at End of Year)	8

Schedule of Reportable Transactions	9

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm

Plan Administrator
Resource Bank Stock and 401(k) Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for the year ended December 31, 2004. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virginia Beach, Virginia
June 2, 2005

One Commercial Place, Suite 800
Norfolk, VA 23510
ph: 757.624.5100
fax: 757.624.5233
www.goodmanco.com

Serving Our Clients Since 1932

Resource Bank Stock and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003

Investments	$17,487,673	$14,092,579

Cash	61,681	213,974

Participant contributions	—	29,869
Employer contributions	36,381	60,016

Total receivables	36,381	89,885

Net assets available for benefits	$17,585,735	$14,396,438

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,199,143
Interest and dividends	842,800

2,041,943

Contributions
Participant contributions	1,796,960
Rollover contributions	169,296
Employer contributions	678,570

2,644,826

Total additions	4,686,769

Deductions from net assets attributed to
Benefits paid to participants	1,357,893
Administrative expenses	139,579

Total deductions	1,497,472

Net change	3,189,297

Net assets available for benefits
Beginning of year	14,396,438

End of year	$17,585,735

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Resource Bank (Company) Stock and 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute up to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Additional Company contributions may be made at the option of the Company’s board of directors. Company contributions are invested in Company stock. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) plan earnings, and (c) charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after two years of credited service.

Forfeited Accounts

At December 31, 2004 forfeited nonvested accounts totaled $60,373. These accounts are first used to reduce administrative expenses of the Plan, then used to reduce Company contributions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, if the vested portion of the participant account is over $5,000, the participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installment payments or a combination of both options. If upon termination of service, the participant’s vested account is under $5,000, a participant will receive the value of the vested interest in his or her account as a lump sum distribution.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except participant loans. Quoted market prices are used to value investments. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2004	2003

Scudder Kemper Blue Chip — A, 49,168 shares	$915,993	$	*
Janus Advisor Capital Appreciation, 35,943 shares	901,096		*
American Funds Income Fund of America — A, 53,137 shares	1,041,910		*
Lord Abbott Affiliated Fund — A, 77,704 shares	1,148,468		*
Resource Bankshares common stock, 336,366 shares	*		10,605,620
Fulton Financial Corporation common stock, 451,732 shares	10,529,874		*

*	Investment does not represent 5 percent or more of the Plan’s net assets at the end of this year.

During 2004, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value by $1,199,143 as follows:

Common stocks	$692,610
Mutual funds	506,533

$1,199,143

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2004 and 2003 and for the year ended December 31, 2004 is as follows:

	2004	2003

Net assets
Resource Bankshares common stock	*	$3,248,880
Fulton Financial Corporation common stock	$4,219,234	—
Employer contribution receivable	36,381	60,016

	$4,255,615	$3,308,896

Change in net assets
Appreciation in value	$278,786
Dividends	237,461
Contributions	678,570
Benefits paid to participants	(239,167)
Administrative expenses	(8,931)

	$946,719

5.	Related Party Transactions

Certain plan investments are shares of stock in Resource Bankshares, the parent of the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The fair market value of the Plan’s assets are based on quotes from an active market.

On April 1, 2004, as a result of the merger of Resource Bankshares Corporation, parent of the plan sponsor, with Fulton Financial Corporation, common stock of Resource Bankshares was exchanged for Fulton Financial Corporation common stock at the rate of $1.4667 shares of Fulton Financial Corporation common stock for each share of Resource Bankshares Corporation stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status

The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated July 25, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Additionally, the plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statement of the net assets available for benefits.

* * * * *

Supplemental Schedule I

Resource Bank Stock and 401(k) Savings Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 54-1414459 Plan 001

December 31, 2004

Identity of issue,		Description of investment
borrower, lesser or		including maturity date, rate of interest,				Current
similar party		collateral, par or maturity value		Cost		value

*	Schwab	170,519	shares of Retirement Advantage Money Fund	$	**	$170,519

	Scudder Kemper	77,616	shares of U.S. Government Securities Fund — A		**	669,046

	Scudder Kemper	33,868	shares of Total Return Fund — A		**	305,155

	Scudder Kemper	49,168	shares of Blue Chip Fund — A		**	915,993

*	Schwab	40,071	shares of S&P 500 Investor Shares — A		**	746,524

	American Funds	303	shares of EuroPacific Growth Fund — A		**	10,686

	Scudder Kemper	23,698	shares of Technology Fund — A		**	266,600

	Calamos	11,776	shares of Calamos Growth Fund — A		**	623,866

	American Beacon	5,220	shares of American AAdvantage Small Cap Value Plan		**	103,937

	American Funds	53,137	shares of Income Fund of America — A		**	1,041,910

	Dreyfus	3,646	shares of Premier Core Bond — A		**	53,956

	Lord Abbott	77,704	shares of Affiliated Fund — A		**	1,148,468

	Janus	35,943	shares of Janus Advisor Capital Appreciation		**	901,096

*	Fulton Financial Corp	451,732	shares of common stock		4,912,057	10,529,874

*	Participant loans				**	42

					$4,912,057	$17,487,673

*	Identified as a party-in-interest

**	Cost omitted for participant directed investments

See report of independent registered public accounting firm.

Supplemental Schedule II

Resource Bank Stock and 401(k) Savings Plan

Schedule of Reportable Transactions
Schedule H, Line 4j

EIN 54-1414459 Plan 001

Year Ended December 31, 2004

Identity of	Description	Purchase	Selling	Cost of	Net gain
party involved	of asset	price	price	assets	or (loss)

Fulton Financial shares	Common stock	$1,343,323	$—	$1,343,323	$—

Fulton Financial shares	Common stock	1,233,741	2,510,852	1,233,741	1,277,111

Resource Bankshares	Common stock	671,694	—	671,694	—

Resource Bankshares	Common stock	129,320	246,995	129,320	117,675

		$3,378,078	$2,757,847	$3,378,078	$1,394,786

This schedule presents transactions in any security for which the aggregate of such transactions in the security exceed five percent of plan assets at January 1, 2004.

See report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Resource Bank Stock and 401(k) Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

By:	/s/ Louis J. Yoka

Date: June 27, 2005

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors